December 2, 2024

Fareed Aljawhari
Chief Executive Officer
Micropolis Holding Company
Warehouse 1, Dar Alkhaleej Building
Dubai Production City, Dubai, UAE

       Re: Micropolis Holding Company
           Amendment No. 3 to Registration Statement on Form F-1
           Filed November 21, 2024
           File No. 333-276231
Dear Fareed Aljawhari:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed November 21, 2024 Use of Proceeds, page 37

1. We note your response to comment 1. Please revise to include the interest rate and maturity date of each related party loan as required by Item 3.C.4 of Form 20-F and
       Item 4.a of Form F-1.
 December 2, 2024
Page 2

       Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Lawrence Venick